Nano Dimension Ltd.

2 Ilan Ramon

Ness Ziona, Israel 7403635

April 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Nano Dimension Ltd. (CIK: 0001643303)
Registration Statement No. 333-217173 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Nano Dimension Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on April 14, 2017 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

As of April 11, 2017, the aggregate market value of the Registrant’s ordinary shares held by non-affiliates was approximately $56,820,326, based on a per share price of $1.47, the price at which shares of the Registrant’s ordinary shares were last sold on March 19, 2017. The Registrant has not offered and sold any securities in a primary offering pursuant to Instruction I.B.5 of the General Instructions to Form F-3 during the period of 12 calendar months immediately prior to and including April 11, 2017. The Registrant shall provide an updated calculation as required by Instruction I.B.5 of the General Instructions to Form F-3 in any prospectus supplement it may file associated with the Registration Statement.

Very truly yours,

NANO DIMENSION Ltd.

By:	/s/ Amit Dror
Amit Dror, Chief Executive Officer